Alpha Architect ETF Trust
213 Foxcroft Road
Broomall, PA 19008

January 23, 2017

VIA EDGAR TRANSMISSION

Mr. Trace Rakestraw
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Alpha Architect ETF Trust (the “Trust”)
Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961

Dear Mr. Rakestraw:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on January 17, 2017 with respect to the Amendment.  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment. Changes made in response to comments applicable to multiple funds have been made throughout the Amendment, even if the comment only refers to a single instance.

PROSPECTUS

ValueShares U.S. Quantitative Value ETF (“QVAL”)

Comment 1.	In the first paragraph of each Fund’s “Principal Investment Strategies,” please disclose that the Adviser is an indirect subsidiary of Empirical Finance, LLC.

Response:
The last sentence of each of the above-referenced paragraphs has been revised to read as follows (changes underscored): “The Index is based on a proprietary methodology developed by Empirical Finance, LLC, d/b/a Alpha Architect, and licensed to Empowered Funds, LLC, the Fund’s investment adviser (the “Adviser”) and an indirect subsidiary of Alpha Architect.”

Comment 2.
Please confirm that the Adviser has adopted policies pursuant to Rule 17j-1 under the Investment Company Act of 1940 and Rule 204A-1 under the Investment Advisers Act of 1940 that address the conflicts that may arise from managing a self-indexed fund.

Response:
The Adviser has confirmed to the Trust that it will review its policies with respect to whether they address the conflicts that may arise from managing a self-indexed fund and adopt revised or new policies as the Adviser deems necessary to comply with Rule 17j-1 under the Investment Company Act of 1940 and Rule 204A-1 under the Investment Advisers Act of 1940.

Comment 3.	Please confirm that the underlying index for each Fund is a rules-based index.

Response:	The Trust so confirms.

Comment 4.
With respect to the first sentence on page 2 under “The Index Universe,” please confirm whether the Index includes securities listed on any U.S. exchange, and if not, please specify the applicable exchanges. Additionally, the penultimate sentence of this section refers to “eight years of financial data” whereas similar disclosure for the other three Funds refers to 12-months of data. Please confirm or reconcile the disclosures.

Response:	The Trust confirms that the disclosures are correct as stated in the Amendment. Only the Index for QVAL utilizes eight years of financial data.

Comment 5.
With respect to the last sentence on page 2 under “Forensic Accounting Screens,” please provide additional details about the “statistical techniques” utilized sufficient to confirm such techniques are rules-based.

Response:
The “statistical techniques” referred to in the above-referenced section include the analysis of technical indicators of companies to identify companies reflecting a set of pre-determined criteria historically associated with firms that have manipulated their financial statements (e.g., firms with high accruals, significant leverage, rapidly changing financial statement ratios, and rapid sales growth). The Trust confirms that such “techniques” are all rules-based applications of objective criteria.

Comment 6.	With respect to the first sentence under “Valuation Screens,” please reconcile the disclosure regarding EBITDA with the online whitepaper regarding the methodology, which references EBIT.

Response:	The reference to EBITDA has been revised to refer to EBIT.

Comment 7.
With respect to the third sentence on page 2 under “Quality Screens,” please explain who performs the evaluations referred to in the sentence. Please also confirm whether the scores described in such sentence refer to item (i) in the first sentence of the paragraph (sustainable competitive advantage), item (ii) (a strong current financial position with operational momentum), or both (in which case, please clarify).

Response:
The “evaluations” in the above-referenced section are conducted by applying a series of rules-based formulas to determine the applicable scores. Such evaluations do not rely on the discretion of the Adviser or any individual or group of individuals. Additionally, the above-referenced score relates only to item (ii) of the above-referenced sentence.

Comment 8.	With respect to the sections entitled “Portfolio Construction,” please clarify whether the term “rebalance” is used synonymously with “reconstitute”.

Response:	The Trust confirms that the rebalance of each Index includes a reconstitution of the Index. To avoid confusion, references to “rebalance” have been replaced with “reconstitute”.

Comment 9.
With respect to the second paragraph on page 2 under “The Fund’s Investment Strategy,” please clarify that “replication” includes investing in the Index constituents in the same approximate proportions as in the Index.

Response:	The above-referenced paragraph has been revised to read as follows (changes underscored):

The Fund will generally use a “replication” strategy to seek to achieve its investment objective, meaning the Fund will invest in all of the component securities of the Index in the same approximate proportions as in the Index, but may, when the Adviser believes it is in the best interests of the Fund, use a “representative sampling” strategy, meaning the Fund may invest in a sample of the securities in the Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Index as a whole.

Comment 10.	With respect to the third paragraph under “The Fund’s Investment Strategy,” please confirm whether the Fund will invest in derivative instruments as part of its principal investment strategies.

Response:	The Trust confirms that no Fund will invest in derivative instruments as part of its principal investment strategies.

Comment 11.
Please add risk disclosure noting that in stressed markets, the market for a Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for such Fund’s underlying holdings; this adverse effect on the liquidity of a Fund’s shares could lead to differences between market price and underling NAV of such shares.

Response:	The following risk disclosure has been added under “Trading Risk” in response to Item 9 of Form N-1A:

In stressed market conditions, the liquidity of a Fund’s Shares may begin to mirror the liquidity of the applicable Fund’s underlying portfolio holdings, which can be significantly less liquid than the Fund’s Shares, potentially causing the market price of the Fund’s Shares to deviate from their NAV.

Comment 12.	With respect to the section entitled “Value Style Investing Risk” please consider whether the second sentence addressing cyclical stocks should be moved to a separate risk disclosure.

Response:
The Trust has reviewed the above-referenced disclosure and determined that the cyclical stocks discussion is relevant to the Value Style Investing Risk because it pertains to the risks of a subset of value stocks in which the Fund may invest. Consequently, the Trust respectfully declines to move the applicable disclosure.

Comment 13.	With respect to the section entitled “Passive Investment Risk” please consider whether the example of “liquidity purposes” is the most relevant example given the expected liquid nature of the Funds.

Response:	The phrase “for liquidity purposes” in the above-referenced section has been replaced with “to maintain the Fund’s tax status”.

Comment 14.	With respect to the section entitled “Small and Medium Capitalization Company Risk” please reconcile the disclosure with the strategy section, which refers only to mid- and large-cap stocks.

Response:	The above-referenced section has been retitled as “Mid-Capitalization Company Risk” and revised to remove references to small-cap stocks.

Comment 15.	Please confirm why the Funds are designated as “non-diversified” if their indexes are designed to be diversified.

Response:
The Trust notes that each Fund has been designated as a “non-diversified company” in accordance with Section 5(b)(2) of the Investment Company Act of 1940 since its inception. Although the Adviser anticipates that each Fund may qualify as a diversified company, the Funds’ designation as non-diversified affords greater flexibility in the management of the Funds, including with respect to the use of a representative sampling strategy from time to time. The Trust confirms that a Fund’s status will revert to “diversified” if such Fund meets the requirements of Section 5(b)(1) for three consecutive years.

Comment 16.	Please confirm whether the “Portfolio Turnover Risk” is still applicable to the Funds, and if so, consider adding “High” before the heading.

Response:
The Trust confirms that the above-referenced risk is still applicable to the Funds and its heading has been revised to read “High Portfolio Turnover Risk”. The Trust notes that the change from actively-managed to index-based ETFs is not expected to alter the characteristics of the Funds’ portfolios, including their turnover rates, because each Fund’s index is based on the same quantitative strategy previously utilized by the Adviser to manage the Funds.

ValueShares International Quantitative Value ETF (“IVAL”)

Comment 17.	With respect to the last sentence under “The Index Universe” on page 7, please disclose that the index universe includes ADRs, if applicable.

Response:
The Trust notes that the Fund’s index does not include ADRs, although the Fund may invest in ADRs in an effort to track its index. Consequently, the Trust respectfully declines to add the requested disclosure.

Comment 18.	The staff notes that the section entitled “Forensic Accounting Screens” for IVAL differs from the same section for QVAL. Please confirm whether such differences are intentional, and if so, why.

Response:
The Trust confirms that the Forensic Accounting Screens for the QVAL and IVAL indices are different, primarily due to differences in the availability of information for domestic and non-U.S. companies.

Comment 19.	The staff notes that the section entitled “Quality Screens” for IVAL differs from the same section for QVAL. Please confirm whether such differences are intentional, and if so, why.

Response:	The Trust confirms that the Quality Screens for the QVAL and IVAL indices are different, primarily due to differences in the availability of information for domestic and non-U.S. companies.

Comment 20.
Please consider adding disclosure under “The Fund’s Investment Strategy” that the Fund’s use of ADRs counts toward its policy of, under normal circumstances, investing at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) in the component securities of the Index.

Response:	The first sentence of the above-referenced section has been revised to read as follows (changes underscored):

Under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities (e.g., depositary receipts).

Comment 21.
Please confirm whether securities underlying the Funds will trade outside a collateralized settlement system. If yes, please add risk disclosure that there are a limited number of financial institutions that may operate as Authorized Participants that post collateral for such transactions on an agency basis (i.e., on behalf of other market participants) and to the extent such Authorized Participants exit the business there may not be firms to process creation or redemption orders for other participants, which may significantly diminish the trading market for the Funds and could lead to differences between the market price of Shares and their underlying value.

Response:
The Trust confirms that foreign securities are expected to trade outside of a collateralized settlement system. The Trust notes that the “Principal Investment Risks” section currently contains the following disclosure, which the Trust believes effectively discloses the related principal risks of the Fund. The Trust further notes that specific language regarding “collateralized settlement systems” and “transactions on an agency basis” could be confusing for shareholders, deemed to not be plain English, and are not necessary for investors to understand the related risks. Consequently, the Trust respectfully declines to add such terms to its disclosure.

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Comment 22.
With respect to disclosures regarding the risks of investing in certain geographic areas, please consider more definitively describing the Fund’s investments in such areas, similar to the first sentence under “Risks Related to Investing in Japan.”

Response:
The Trust notes that risk disclosures related to geographic areas are based on the Adviser’s expectations for regions where investments could be significant over time. The Trust further notes that the disclosure with respect to Japan is more specific because the Fund presently invests significant amounts in Japanese countries, whereas investments in the other areas are less significant presently, but could become more significant in the future.  Consequently, the Trust respectfully declines to make the requested change.

Comment 23.	Please disclose the year in which each portfolio manager began serving in such role.

Response:	The requested change has been made throughout the Prospectus.

All Funds

Comment 24.	Under “Purchase and Sale of Fund Shares,” please clarify whether Creation Units are primarily issued and redeemed in-kind or for cash.

Response:
The second sentence of the above-referenced paragraph has been revised to read as follows: “Creation Units generally are issued and redeemed ‘in-kind’ for securities, but may also be issued and redeemed for cash.”

Comment 25.
In response to Item 9 of Form N-1A, please disclose, if true, that the affiliated index provider, under the terms of its licensing agreement, could immediately or after a certain notice period, terminate the licensing agreement with the Adviser, or if the Adviser sub-licenses the index, could terminate such sub-licenses, and the consequences of such termination.

Response:
The Trust respectfully declines to add the requested disclosure because it believes that such disclosure could confuse or mislead investors as to the risks related to investing in the Funds. The Trust believes that the termination of the licensing arrangement with the Adviser is extraordinarily unlikely, and even if it were to occur, such termination would not be expected to have any effect on the value of Fund Shares, which is based primarily on the value of its underlying securities and not directly related to the licensing arrangement. In the event the index licensing arrangement was being terminated, shareholders would be notified of a change in the applicable Fund’s investment objective and strategy, including information about the Fund’s new index, which could be substantially similar to the prior index. In the event the new index was materially different than the prior index, shareholders, as always, could sell their Shares, and the price of such Shares would be expected to be closely related to the Fund’s NAV given the liquidity of the underlying positions.

Comment 26.
Under “Additional Information about the Funds’ Investment Objectives and Strategies,” with respect to QVAL, please consider whether the term “international” in the first sentence should be “non-U.S.” and confirm whether the Fund’s policy to invest 65% in international companies will change as a result of becoming an index-based ETF.

Response:
The Trust notes that the Funds’ definition of “international companies” is contained in the sentence immediately following the above-referenced sentence. Because the Trust believes that the current disclosure is clear to investors regarding the use of the term “international,” it respectfully declines to make the requested change. Additionally, the Trust confirms that the above-referenced policy will not change as a result of the Fund becoming an index-based ETF.

Comment 27.	With respect to the “Depositary Receipt Risk” disclosure in response to Item 9 of Form N-1A, please reconcile the references to EDRs and GDRs, which are not referenced in the summary section.

Response:	The summary risk disclosures for “Depositary Receipt Risk” have been revised to include EDRs and GDRs.

Statement of Additional Information (“SAI”)

Comment 28.	Under “Intraday Indicative Value,” please specifically discuss what the IIV includes (e.g., operating fees, other accruals).

Response:
The second sentence of the above-referenced section has been revised to read as follows (changes underscored):  “The IIV is based on the current market value of a Fund’s Fund Deposit, including its Cash Component.” The Trust notes that “Cash Component” and “Fund Deposit” are defined on page 1 of the SAI.

Comment 29.	Under “Investment Policies and Restrictions,” with respect to restriction #7, please explain how the Funds would handle a scenario where their index becomes concentrated.

Response:
The index provider has confirmed to the Trust that it is highly unlikely than any Index could become concentrated given their construction. However, in such an event, the Adviser would rely on representative sampling to track the index while complying with the Fund’s investment restriction.

Comment 30.	Please clarify the meaning of the last sentence of the second paragraph following investment restriction #7.

Response:	The above-referenced sentence has been deleted.

Comment 31.	Please confirm that disclosures with respect to debt and fixed income securities are still relevant to each Fund.

Response:	The Trust confirms that the above-referenced disclosures are still relevant. The Funds may utilize such instruments, or money market mutual funds using such instruments, to invest uninvested cash.

Comment 32.	In the last sentence of the second paragraph under “Committees,” please consider changing the term “fiscal period” to “fiscal year” to be consistent with Form N-1A.

Response:	The requested change has been made.

Comment 33.	In the third paragraph under “The Distributor,” please revise the fourth sentence to eliminate references to the initial 12-month period of each Fund.

Response:	The requested change has been made.

Comment 34.	Please confirm that the transaction fees charged by the Funds comply with Rule 22c-2.

Response:	The Trust confirms that the fixed and variable transaction fees charged by the Funds comply with Rule 22c-2.

Comment 35.	On page 42, under “U.S. Estate taxes,” please revise references to “U.S. situs assets” to use plain English.

Response:	The term “situs” has been replaced with “located” in the above-referenced section.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust